Exhibit 99.2

SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

REFINITIV STREETEVENTS

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Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

EVENT DATE/TIME: SEPTEMBER 22, 2022 / 1:00PM GMT

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

CORPORATE PARTICIPANTS

Shannon E. Young Talos Energy Inc. - Executive VP & CFO

Timothy S. Duncan Talos Energy Inc. - Founder, President, CEO & Director

Unidentified Company Representative -

CONFERENCE CALL PARTICIPANTS

Jeffrey Woolf Robertson Water Tower Research LLC - MD

Leo Paul Mariani MKM Partners LLC, Research Division - MD

Subhasish Chandra The Benchmark Company, LLC, Research Division - Senior Equity Analyst

Unidentified Analyst -

PRESENTATION

Operator

Good day, and welcome to the Talos Energy Investor Call.

(Operator Instructions)

Please note, this event is being recorded. I would now like to turn the conference over to Jordan Keiser, Corporate Finance Manager. Please go ahead.

Unidentified Company Representative -

Thank you, operator. Before we begin, please let me draw attention to the securities law disclaimers included on Slides 2 and 3 of the presentation posted to our website, which discuss, among other things, the fact that we intend to file a registration statement on Form S-4 relating to this transaction, including a proxy statement regarding our special meeting and a consent solicitation statement for EnVen and which when filed, will include additional information that you should read in evaluating the transaction.

With that, I’ll turn the call over to Tim.

Timothy S. Duncan Talos Energy Inc. - Founder, President, CEO & Director

Thank you, Jordan, and good morning, everybody.

As Jordan read through some of the cautionary statements. I think we’re going to start on Page 4, and what I’m going to do for the next several minutes is work through these slides and talk about what are the key highlights in each of these slides and what gets us so excited about this deal. And then Shane Young and I are both available for Q&A when we get done walking through the presentation. And I’ll start by saying that we’ve been very patient in how we think about M&A. The last big deal we announced was in the end of 2019 that closed in early 2020, and although we’ve done some technical transactions, we’ve been very patient about trying to make sure we continue to find the right consolidation with the right set of assets.

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

And I would tell you, in vans a company we’ve admired for a long time. These are assets that we’ve always appreciated these are assets, frankly, that we had bid on in previous processes. And so there’s a lot of reasons this makes a lot of sense. And I’m going to walk through all of that in the slide deck. Now on Page 4, what I’d draw your attention to is right off the bat, this is a $1.1 billion deal. We’ve always been sensitive to the fact that if we’re going to use shares as part of the consideration, we need to make sure that we’re doing something that’s a discount to where we trade it’s going to be very accretive on a free cash flow per share basis that doesn’t get in the way of the deleveraging goals that we had, and I’m going to walk through all of that in the deck today.

And this checks all those boxes, which is what we’re talking about on the left side. It gives us a significant amount of free cash flow opportunity. We think there’s going to be significant synergies. When you look at exactly specifically what we’re buying on the right side of the page, this is a business that’s producing 24,000 barrels equivalent a day. It’s very oil-weighted. It’s weighted in deepwater as well.

So on a pro forma basis, be more oil-weighted and more weighted in deepwater from an asset perspective. We’ll talk about how these assets fit right into what we do every day. $460 million of adjusted EBITDA as an expected number for 2022 free cash flow number of about $170 million.

Now that’s hedged, as we get further into the presentation, we’ll talk about what that looks like on an unhedged basis and on a margin basis, which is unbelievably attractive. 78 million barrels on a 2P basis equivalent and 420,000 acres, and again, that gives us plenty of movement on how we think about allocating capital over the next several years.

We’re going to talk about, again, going back to the left side of the page and looking at the boxes we’re trying to check here. We’re going to go through all that and also talk about how we’re trying to enhance the governance profile of what we’re trying to do and why we think that’s important as we grow as a company.

So let’s go to Page 5. Again, more details. We’re going to see a 40% increase in our production and a more diversified asset set. Look, we think that’s important as we manage growing the company in the Gulf of Mexico, and we think it’s really important that you manage concentration and sometimes you have that when you’re lucky enough to have some success with the drill bit, which is something we did in tornado and something that we hope to do in our future drilling, it can add to the concentration profile. If you can diversify that with more assets, where you have seismic and where you have active operations, I think you build a healthier company, and this will do that for us.

Having those additional free cash flow and having this transaction be so accretive to how we think about free cash flow generation gives us more optionality on how we think about allocating capital and what we do, and we’re going to walk through some of that as well. It’s a great asset mix. It fits right in with what we’re doing. Their strategy is very similar to ours. We’re going to have more operated production facilities that have ample capacity as we think about subsea tiebacks. There’s going to be a tremendous

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

increase in acreage, which again, is helpful to us.

We’ve, I think, been a leader as an independent in our acreage set, and we’re just only going to add to that portfolio. I mentioned on the last slide, the EBITDA generation for this year of $460 million, just as a proxy as you think about this business. Well, on an unhedged basis, that was $630 million.

So like many companies, we have hedges that we all put on in late 2020 and early 2021. And as those hedges roll off, I think the margin story here on a hedge basis gets even better. Again, on an unhedged basis, these guys were — a netback margin was over $70 of BOE, very consistent what ours has been, and in fact, slightly better. We had a goal at the beginning of the year to get our leverage that down under 1x.

We’re still going to achieve that goal. If not, we expect to beat that goal. And this transaction actually is accretive to that goal. And so very important for us. And then on the ESG front, there’s a little bit of an environmental benefit, having more weighted deepwater assets. Their emissions intensity was slightly lower than ours. And so that’s going to be a positive when we put these businesses together, and we still always think there’s more low-hanging fruit as we continue to study that and figure out how we can improve our emissions intensity across our portfolio.

Then I think there’s some governance improvements here talked about in deals, particularly deals in small caps, and I’m proud of the fact that we have a Board that’s leaning in on getting the right governance structure.

So Page 6, I think, is really a compelling page. I mean — and this is where those who follow what we do and how we do it, will look at this page and say, look, this makes a ton of sense. And so there are a couple of things for us to point out.

If you go to Page 6 and you look at the map on the left side. So light blue is our seismic inventory. And as we’ve said in our Analyst Day and as I’ve continued to stay on the road, having regional seismic across the vast majority of the Gulf of Mexico, a lot of this has been picked up over the years, and then we localize our reprocessing efforts, our seismic reimaging efforts where we’re thinking about allocating capital in the next year or the next 2 to 3 years?

And this fits perfectly. It is — you can think about this from an operational synergy standpoint. You can think about this from more of a technology and a science and a seismic standpoint. And then you can think about this on how we think about growing our portfolio. You can also see, again, green just as a reference is where we have CCS opportunities and the Riverbend project is within that. And it gives us more of a presence around our stakeholders as we grow this company in the Gulf Coast region, just everything matches with what we’re trying to do and kind of who we’re trying to be in the Gulf Coast and being a leader as a counterparty there.

But if you think about our previous transactions, and I think this is some of the messaging that I want to

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

make sure you guys all receive is where we’ve had success over the last 10 years. The first transaction we did was in 2013 and that was in the — one of the assets was the Phoenix area.

Two years later, we had a discovery in the tornado area just to the south. We bought the Green Canyon 18 assets. Several years later, we redeveloped that asset. If you look at where our program is focused this year on the capital allocation side, it’s around the Ram Powell and Pompano areas, which are transactions that we did in the 2018 time frame. We fully expect that you’re going to see us allocate capital around their facilities as we launch reprocessing projects and they have their own portfolio.

This was a very healthy going concern. It was a company that was very well built. They have a deepwater rig program that’s starting up here in the near future and the first prospect out of the box called SunSpire is one that we’re very excited about.

So not only do they bring their own inventory, we think we bring our skill set as mature asset managers using the facilities and then probably launching some reprocessing projects around their facilities to see what else we can pull forward. When we think about that pulling all that together into pro forma company, I think we’re really excited about where we go from here. And again, on the right side of this page, on Page 6, you can see the percentage production increase, the gross acreage increase, the weighting on deepwater operations, oil weighting, all of that’s improved, and I think is a tremendous benefit.

So Page 7 just talks about some of those facilities. Again, similar to what our portfolio looks like. These were put in by many of these put in by the majors, they’ve been well taken care of. The EnVen team has done a tremendous job. They have a great track record on health, safety and compliance. Again, we’ve always admired the work they’ve done here. And we’re familiar with these assets. Budiselider is an example, Petronius. I mean I’m looking at assets that — I smile when I look at it because I know we tried to bid on them. And we were narrowly outbid, and they did a good job not only securing those, but then managing those after the transaction.

So it gave us a lot of familiarity, it gave us a lot of comfort. I think this is one of the reasons we feel really good about how we can execute this transaction. And then similar to our strategy, these not only are assets that we can work on their development plans, if there’s other things we think we can do to enhance some of the prospectivity around this acreage.

These facilities are available almost as midstream assets to host third-party discoveries. And then as we host that third-party production or maybe that’s a working interest partner on some of the things we’re trying to do that just adds another revenue stream to offset our operating costs and generally lower the overall operating cost structure of the business.

So similar strategy, similar asset set, again, something that we think we can execute well on. And that leads you to kind of how you think about synergies. And you go back a couple of slides ago and you look at the map, and you can kind of envision a lot of duplication in terms of how we think about services and

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

look, we share a financial auditor, how you can put together insurance packages, there’s a lot in the system when you do something in basin and particularly in the Gulf of Mexico that we think we can work on and add some synergies.

Some of those come through the G&A side, some of those come through the operation efficiency side. Now what the bottom chart shows is these were businesses running at a very high netback margin before we even think about these synergies. And part of that is because they’re oil weighted and the price and the premium we typically get on pricing in the Gulf of Mexico. So we had those benefits going in, put the synergies in with this, look at where this can go, and I think you’re looking at a top quartile, if not one of the leaders when we think about netback margin pre-hedged.

We get asked a lot before we even announced this transaction. Just being on the road, we were generating a tremendous amount of free cash flow this year, and it’s allowed us to really accelerate our debt repayment. I think Shane talked about on our last earnings call, that over the last 15 months, we have retired over $4.50 a share of debt retirement.

Here, that free cash flow profile goes up. And what that does for us, it’s going to give us optionality on how we think about capital allocation. We certainly want to continue the delevering. We think we all remember ‘15 and ‘16, we all remember 2020, we’re very proud of the fact we’ve never had financial distress and never want to think about that. And so getting that leverage debt under 1, getting that closer to half is something that we’re focused on. And it’s something we’re going to continue to do. And again, this transaction is accretive to where we think we’ll be in terms of our year-end leverage goals. But it also gives us more flexibility on how we can pro forma high grade the inventory on both companies.

How we think about returning capital to shareholders. And we’ve always been sensitive that, that’s a goal of ours. It’s an ambition of ours. So we’ve been cautious about how we think about the timing around when they do it. We have a lot to still work on. And again, we’re launching a CCS vertical, we think adds a tremendous amount of value to the company. And there’s other M&A ideas out there as well. But we’re not putting this in a particular order other than to say all those options are more on the table for us today than they were 6 months ago, and those options were available to us 6 months ago. And so again, everything we’re trying to do and all the goals we have, we think are improved by this transaction.

10 talks a little bit about the leverage. I mean a couple of things I would highlight here. Again, you looked at where we were on a stand-alone basis at the beginning of the year on the right side of the page, where we think we end up at the end of the year. We’re focused on trying to get this into a very conservative place. And when we thought about sources and uses on this transaction, we thought about what’s the right mix of consideration never doing something accretive for the shareholder, but also making sure that we’re heading down that path of being delevering as well.

And so we think we try to optimize that the best we could and how we thought about not only the total

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

consideration, but the mix of consideration. From a hedging basis, we’re going to stay focused on how to continue to do that. We kind of manage that in terms of some of the requirements on the credit facility. There’s a lot of open exposure, which is a positive thing, I think, in 2023. And as we kind of continue on and look at managing the businesses, we’ll look at where to add I think 1 thing that’s pretty interesting and I would draw your attention to is the last bullet.

So on a P&A basis, and part of this is based on the timing in which the EnVen bought these assets, some of these assets were purchased in the 2015 and 2016 timeframe. And so the seller asked for requirements to put restricted cash away, prefund some of the P&A. So on a net liability basis, if you think about it from a BOE basis, it’s also accretive on that front as well. So they’ve got restricted cash to prefunds a lot of the P&A obligations with third-party sureties to the majors.

And so I think that’s a really nice benefit that we get. And again, part of that on the timing of when they bought it, but all that flows over to us, and it’s a very positive part of this transaction. We talked about ESG for the next couple of pages, and it’s not just the environmental, which is obviously important to all of us and something that is we’re very proud of not only what we’ve done with our assets over the years and what our goals are and our targets are and then obviously, what we’re launching downstream of our operations on the CCS side, but because we had more deepwater waiting here, we expect this to accelerate our own pro forma goals. And the other thing that I think is very important is consistent with the strategy when you have these deepwater facilities, it’s going to encourage more subsea tiebacks when we think about that next barrel.

And so, so much of how we think about emissions intensity isn’t just managing the emissions you have, it’s really focusing on how do you produce a low carbon barrel and what’s next for your asset, what’s next for your company? And just by the nature of this asset set by the nature of the unutilized capacity in these physical facilities. And when you think about how we allocate capital, owning and operating more of these facilities, not only do we think we’re a good steward and we’ll be a good owner of those facilities, we think it encourages more capital allocation, what we’re doing subsea tie back to these facilities. And then that barrel is going to be the lowest emitting barrel we can have in a subsea environment.

So ultimately, that’s going to lead us to continue to be aggressive and how we’re thinking about lowering our emissions intensity on these assets. And again, I think we’ve said this again and again, we think the deepwater Gulf of Mexico is the premier leader from an oil asset and mission intensity basis and we’re just going to improve on that story. But also, this deal has something, I think, a little bit unique, I hope, for companies our size.

And as you think about this and reflect on it, you’ll agree, and what we’re doing on the governance structure. So we’ve been public for years, and we became public through a reverse merger and there was a time when we first launched this company as a public company in 2018. That the insiders owned over 70% of the company. And there wasn’t a lot of liquidity in the stock.

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

We had a large private equity presence, which you would expect, and we had a staggered board. As we’ve matured as a company, as we rolled some of those owners off, we thought about how do we think about governance for where we’re trying to get to where we want to be as a company? And can we affect some of that in our next transaction.

And it’s something we had thought about. And then this is an opportunity to do it. And so we will have — Riverstone has been an unbelievable sponsor to us. They’ve been a dear friend in the business, and then it helped us tremendously. But as we close this transaction, the Riverstone (inaudible) director will proactively resign. EnVen will have 2 independent directors. We will keep our independent director group. And then obviously, I’ll still be here. And so that will set up I think the right governance approach will eliminate the stagger boards and have annual elections.

And these are the things that I think a maturing company needs to do. And if you can have a catalyst like this transaction to do it, I think it’s the right time to do it. And so you’re not seeing very expansive boards here. You’re not seeing some of the other things on expanding management teams, and we’re focused on synergies. We’re focused on the right governance, and I think that’s reflected in how we’re doing it in the transaction.

So to wrap up before I open it up to questions, again, we think this just checks a lot of boxes. We think scale is important in our basin, a diversity of assets importance in our base. And we think these assets lay right over our own operational footprint and kind of what we’re doing from a technology standpoint, the tremendous acreage set. We think we bought it at the right price. We’re proud of the fact that it’s going to be accretive and still be accretive on both free cash flow per share and on our leveraging goals, deleveraging goals, and we expect to affect the synergies. And so there’s going to be a lot to talk about as we integrate this.

We’re very proud of the team we’ve put together that focuses on business opportunities every day. There’s a lot of hard work in there. We’re excited to talk to their employees and see how they can fit in the pro forma company. And then look, we’re trying to build a leadership position in a basin that we know very well that will help us execute for the long haul. And this transaction helps us accomplish all those goals.

So with that, we’ll turn it over for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

The first question today comes from Leo Mariani with MKM Partners.

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

Leo Paul Mariani MKM Partners LLC, Research Division—MD

I wanted to ask a little bit about kind of use of free cash flow in 2023. You obviously putting some cash in the deal. It looks like you’re also assuming $50 million net debt. Just wanted to clarify if that’s just bank debt, and you would just put the $212 million in that $50 million onto the Talos revolver. And I guess just wanted to get a sense of do you kind of try to pay all that incremental acquisition debt off in 2023. You mentioned returning capital to shareholders.

I just wanted to get a sense on the priority there. Do you want to pay that debt off first before you initiate a return of capital program. And then just additionally, any comments about like an increase in the size of the credit facility post the deal?

Timothy S. Duncan Talos Energy Inc.—Founder, President, CEO & Director

Yes. Leo, I’m going to hand it over to Shane. I would tell you, we’ve been pretty measured. Shane’s going to walk through their balance sheet. We’ve been pretty measured on how we think about where to prioritize that. And — and I think as we get closer to closing and we think about rolling out next year’s budget, we’ll continue to focus on that. But Shane, why don’t we talk a little bit about their balance sheet and then we’ll kind of go back to other parts of this question.

Shannon E. Young Talos Energy Inc.—Executive VP & CFO

Yes, absolutely. Thanks, Leo. So look, yes, from the balance sheet perspective, look similar to us, where we’ve been focused on, Tim talked about sort of the leverage reduction strategy. Those guys have been every bit as part of that. In fact, even ahead of where we are on a leverage that. And that’s why when we blend all of this together, it’s still accretive to the credit. So just walking through it. At year-end, we expect that they’ll have $50 million of net debt. That comprises of a note that they have outstanding. It’s got a little amortization to it. It should be around $250 million at year-end, including some of that amortization that they’ve got. And then they’ll have, again, a cash balance that will build up to get you to that net debt of $50 million at that point in time.

So we’ll assume all of that over and then add the additional $212 million to that. So it’ll be — again, they’ll be bringing into the credit picture inclusive of the cash consideration, roughly $250 million of net debt to the picture.

And as Tim talked about, their EBITDA expectation for the year at $460 million, you can see you’ve got roughly $0.25 billion of net debt, including the cash consideration against just under $0.5 billion of EBITDA, so about half a turn to the total credit. But the goal here is to, again, consolidate these 2 credits upon the closing.

Timothy S. Duncan Talos Energy Inc.—Founder, President, CEO & Director

Yes. And then, look, I mean, in terms of when is the right time to launch the shareholder return policy. I think when you’ve lived what we’ve all lived than we were very lucky and certainly very proud of the fact that we manage both of the last downturns without a scratch, maybe slightly bruise, but without too big of a scratch. I mean I think you remember that, and you really want to focus that first priority in driving

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

the balance sheet to a spot where you think it’s healthy and can hold up to potentially another drop in prices. We want to do that. We want to finish that goal. And then as we think about these notes, although they’re callable, I mean we’ll have to be opportunistic in the market. When does it make sense to do that? It’s the market where we want it to be maybe at the end of the first quarter next year. And that drives a little bit of how we think about the shareholder return policy. I mean it’s a high cost of capital business. We want to lower that cost of capital.

But I’m more encouraged today that we’re getting closer to implementing those policies than maybe we would have been 3 months ago. We certainly, with this transaction, have more of that optionality than we otherwise would. And so we just have to sit down with the Board, look at all the things we’re doing as a firm. The one thing I’ve told you, Leo, is that I think our business has a lot of catalysts. I think we’ve got exploration catalysts, development catalysts, tieback catalysts, CCS catalyst and some of those need some funding. And so reallocating capital back into the business is also important. So these are all different priorities.

We’re going to address all of them with the pro forma Board as the companies come together. But I think just the fact that we have this much optionality is a huge benefit.

Leo Paul Mariani MKM Partners LLC, Research Division—MD

Okay. That’s helpful. Then just picking on a couple of financial questions here for you. You guys clearly talked about how there’s some underwater hedges for EnVen in 2022. Can you give us a sense on ‘23 and ‘24? Is EnVen pretty unhedged for those years? You guys maybe kind of suggested that a little bit on the slides here. And then just on the $30 million of G&A synergies, it sounds like it’s mostly G&A. Is that roughly equivalent to what the G&A with EnVen is, and you kind of pretty much expect to eliminate all that? Just any help you can offer there would be great.

Shannon E. Young Talos Energy Inc.—Executive VP & CFO

Leo, I’ll fill the hedges here quickly for you. So look, as I say, they’ve got some hedge losses in 2022. We’ve got some hedge losses in 2022 as well. Both of us did a refinancing of our notes around the same time and put hedges in place really to help support those refinancings and we’re sort of rolling off the tail end of those as we get through the end of this year. So that’s good. their policy very has been historically very similar to ours. And I would say both entities open up a lot of capacity starting in 2023 and certainly beyond. And at the same time, I think we’ve been following our historical patterns around adding in some incremental hedges on a quarterly basis and I wouldn’t be surprised if they were doing something similar.

Timothy S. Duncan Talos Energy Inc.—Founder, President, CEO & Director

And then on the synergy yes, I’m sorry, let me get back to you, Leo, the synergy question that you asked. Look, it’s in basin. And we’ve talked about, as we’ve been looking at M&A deals over the last couple of years, even though we’ve looked at some things that are in other offshore basins, internationally, we were focused on trying to get one done in basin because it does impact the synergies. It helps us grow the operational footprint, make it more efficient. It gives us some economies of scale. It gives us I think,

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10

SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

some purchasing power and things of that nature.

So I think the synergy aspect that just feels important, I think being in basin allows us to be effective there, and we expect to be. And so we’ll look at everything, both operationally from a G&A standpoint where do we have duplicating costs and things of that nature and standard stuff you would expect in a deal, we have a full integration team ready to go, and we’ll work really hard to make sure we realize all that.

Leo Paul Mariani MKM Partners LLC, Research Division—MD

All right. And then you guys also talked about 1 exploration prospect that you’re excited about. Just wanted to get a sense of are there other material exploration prospects as well in the EnVen portfolio and provide a little bit more color around that. And then just lastly, how does this combination affect CCS initiatives? Is it just kind of give you more scale to be more competitive on CCS sort of going forward? Just any more thoughts around that?

Timothy S. Duncan Talos Energy Inc.—Founder, President, CEO & Director

Yes. Well, look, they absolutely have their own inventory. They have at least 35 to 40 different ideas on subsea tiebacks rolling through their inventory, and we we acknowledge all of that. I think we want to pull it together and look at everything. And as we kind of think about how to plan ‘23 and ‘24 and ‘25 rig programs, where do we think that we can launch some more reprocessing, but they’ve built a very healthy business or they wouldn’t be here. And so we’re excited about putting all that together.

Now as they pull a rig program into their operations right now and so they’ve got 1 coming that will start here soon and go through the first quarter of next year, we like exactly what they’re doing right out of the box. And so it’s always good, particularly in the Gulf of Mexico, this isn’t similar to somebody unconventional basins where everyone is familiar with the rock. It’s aggregated in just a couple of counties, add a rig, lose a rig. You really have to think about the entire landscape of the Gulf of Mexico.

And hey, what are they doing around their assets they may be in the Mississippi Canyon area, Green Canyon area, in bank area. What are we doing around our assets. And as we step into their business, we really like what they’re doing right out of the box. And then we’ll continue to kind of high-grade the pro forma portfolio going forward.

Now one thing this does, Leo, for us is there are times where we have a prospect and we think about where we’re allocating capital, and we can raise a little bit of that capital allocation. So it can free us up depending on what level of working interest we own, depending on what the dry hole cost might be and the drilling cost might be on a prospect, to shift more capital and be more aggressive on our own inventory. So you get multiple benefits. You get the pro forma inventory and then you get the additional scale of free cash flow to potentially accelerate what you do on your side.

So all that’s positive. On the CCS front, look, I think it’s really important that we are showing how committed we are to the Gulf of Mexico and the Gulf Coast, whether that be where we’re operating,

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

whether that’s where our employees live and work, the whole spirit around CCS is lowering emissions broadly in the places where we live and work. And being trying to be a service provider and a benefit to that downstream petroleum products and the things that we do that affect emissions. And I think being a bigger company allows us to be a better counterparty, I think it allows us to become a better partner of choice, I think it makes us more visible with all the stakeholders that are participating in CCS. And I think those are all net adds.

And so — and then obviously, just from a free cash flow benefit, we have more available to think about how we allocate back into the CGS business. So it’s just — I think it’s pros across the board on that front.

Operator

The next question comes from Subhasish Chandra with Benchmark Company.

Subhasish Chandra The Benchmark Company, LLC, Research Division—Senior Equity Analyst

Congrats, everybody. Was curious, Tim or Shane, if you had a PV-10 number associated with this transaction. Did they — have they disclosed theirs?

Shannon E. Young Talos Energy Inc.—Executive VP & CFO

I think — well, certainly had their — well, they have done it publicly, that they have to their noteholders and they had a year-end number, but nothing since then.

Timothy S. Duncan Talos Energy Inc.—Founder, President, CEO & Director

Yes. Here’s what I would tell you. We obviously — we bought this well inside proved reserves. And we’ll think about trying to disclose that maybe potentially in future presentations. But I would say the entirety of the transaction, all of the acreage every benefit that I’ve just talked about on this call was well inside kind of the proved reserves. And I would say at a good — an appropriate discount rate relative to our cost of capital as we think about how we bid on this inside those proved reserves. And so well, let us think about the appropriate time to disclose all that, and I’m sure we will soon.

But just kind of what might be on your mind is how do you think about bidding this? I think we did it the right way relative to our cost of capital and where that hits on the discount rate all inside proved. And I think that’s one of the benefits being in the Gulf of Mexico,

Subhasish, we’ve always said that if you do this right in the Gulf, you get a lot of these extra benefits that typically some folks might think about paying for on the onshore side, we’re trying not to pay for in the Gulf of Mexico and they just come with the deal.

And again, I go back to Stone as an example of that, and the success we’ve had in Puma West and we hope to continue to have as we appraise that, that was acreage that wasn’t — had no value allocation in the Stone transaction.

Shannon E. Young Talos Energy Inc.—Executive VP & CFO

And Subhasish, I would just tell you, from their own presentation on their own website, as of the

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

beginning of the year with the beginning of the year strip, they had $1.5 billion — $1.5 billion of (inaudible), Tim.

Timothy S. Duncan Talos Energy Inc.—Founder, President, CEO & Director

Yes. And that’s a script from the beginning — the beginning of the year, yes.

Subhasish Chandra The Benchmark Company, LLC, Research Division—Senior Equity Analyst

Okay. Got it. And the — so it sounds like, okay, you got an integration team but — and there will be things you’re going to tweak and work around. But pretty safe to say that the EnVen program that they had planned for ‘23 is what you’re going to run with it might be a little late in the day change that? And was that program a maintenance program, (inaudible)? Or have they not really got to what ‘23 was going to look like?

Timothy S. Duncan Talos Energy Inc.—Founder, President, CEO & Director

Yes. So their businesses is not too dissimilar to ours. I mean they think they have the right approach on how they think about where do we have development opportunities. So take their lobster assets. It’s been a tremendous transaction for them. It’s been a tremendous asset for them. And they have a platform rig on that asset, and they look for development opportunities on that asset. They’ve kept a consistent rig program over the last several years, and that rig program is still ongoing. And so some of the capital we’re allocating is towards that rig program. And then they’re allocating capital to a couple of new kind of tieback opportunities similar to what we’re trying to do in our lime rock and our Vinis and our Rigolese prospects and our program. And so they have those teed up and ready to go and we recognize what they’re doing in both of those.

And so we’re just going to step in and execute that plan. And that’s — I would call that the beginning building block for 2023. Now as we work over the next couple of months towards closing and we think about ‘23 and then into ‘24. The question will be, hey, do we think about extending these programs, do we allocate more capital on our side, while we continue to study theirs and then integrate more of theirs in the ‘24 program, we’ll have all that optionality. But there’s nothing we need to change in what they’re doing. I think they’re allocating capital the right way. They’re focused on the right risk and rewards similar to we are. I think we just want to enhance our familiarity with the assets. But I think the optionality it provides a tremendous.

Subhasish Chandra The Benchmark Company, LLC, Research Division—Senior Equity Analyst

And finally, so January is fast approaching, and you kind of refer to this with the high-yield market — credit markets look like, et cetera, et cetera. But with — what are the scenarios towards refi at this point? And I guess, the amortizing notes that EnVen has, I mean, do you sort of expect that to take care of itself? Or is that something you can package into a broader refi with your own 12% early in the year?

Shannon E. Young Talos Energy Inc.—Executive VP & CFO

Yes. I’ll take that one, Subhasish. So Look, our strategy of leverage reduction and sort of delivering sort of the best credit profile that we can as we get into 2023 has been pretty consistent and is unchanged. And

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

this transaction, frankly, only enhances that or accelerates it. So I think we’re going to continue to do to take care of the things that we can take care of to deliver the best credit possible.

Obviously, the markets have been incredibly happy — to date, I don’t know where they’ll be as we get into 2023. But we’ll certainly take all that into consideration when that time comes.

Operator

(Operator Instructions)

The next question comes from Jeff Robertson with Water Tower Research.

Jeffrey Woolf Robertson Water Tower Research LLC—MD

You mentioned EnVen is currently producing about 24,000 BOE a day. Is that where you think they will be when the transaction is scheduled to close around year-end?

Timothy S. Duncan Talos Energy Inc.—Founder, President, CEO & Director

Yes, we expect that to be the case. And I think it’s a business that when you look at how they’re allocating capital and how they’re prioritizing things that can come on quickly with that rig program we talked about in the lobster area and then where they’re allocating capital on these kind of near facility tiebacks, all those those take a little more time. We think it’s a business that runs relatively flat over the next several years.

Again, then we integrate that and if we think about future capital allocation and we build it out from there. So one of the things that’s attractive is that I think they’ve run this a very stable business, and I think they’ve got — they’re allocating capital the right way, and I think that’s a great place for us to start.

Jeffrey Woolf Robertson Water Tower Research LLC—MD

So you mentioned this, I think it’s SunSphere, the deepwater project that EnVen is picking up. Is that the only rig that they will have running when you expect to close? Or are there other rig commitments that they have in 2023 that you all will take over?

Timothy S. Duncan Talos Energy Inc.—Founder, President, CEO & Director

They have that ongoing rate. We talked about on the lobster platform. And again, they’ve done a great job there. Similar to the rig program, we’re trying to work that we had on Green Canyon 18. And now on Pompano. Those are similar platform rigs similar horsepower rigs. So they have that and then they have the rig program that they’re going to be picking up here shortly. And so that’s it. And that it gives us — again, good program, exactly doing the things we would hope they would do. And again, that’s why we think it’s a benefit to by a very healthy business. but not too many commitments that we can’t go in and take a look and think about where we’re allocating capital in the back half of ‘23 and ‘24 and ‘25.

Jeffrey Woolf Robertson Water Tower Research LLC—MD

And the projects that they have in place for 2022, will those come on in ‘23? Or will those come on this

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

year? Or would they beat 2024?

Timothy S. Duncan Talos Energy Inc.—Founder, President, CEO & Director

So they have. They have a well, they were successful in, in that lobster program that I think is coming online soon. They have some nonoperated projects that have come online recently. And so I think, again, they’re in what I would call that normal ebb and flow of having success, pulling those wells online launching the next rig program and then hopefully, those wells will come online again some in the first half of ‘23. And then some of those will move into ‘24 as well, depending on the tieback and the success of that. So again, I think it’s that normal cadence that we see, Jeff, in the Gulf of Mexico.

You have a hot quarter when you have new wells come online and then there may be a couple of quarters before the next one, and then you get another hot quarter when you bring more things online. It’s just that mix of platform rig drilling, which is a pretty quick turnaround and then subsea tiebacks, which have a slightly longer turnaround. So similar strategy, similar portfolio, and they’ve had — certainly, they’ve had some success this year. And we anticipate that what they’re working on we’ll also have success. And then again, as I’ve mentioned, we’re super excited about how to think about all the opportunities between the entirety of the acreage set and all of these facilities and how we plan to allocate capital across the portfolio in the years to come.

Jeffrey Woolf Robertson Water Tower Research LLC—MD

I guess one question on strategy, Tim, you talked about portfolio management in the Gulf of Mexico. How does the scale that you all will pick up pro forma for EnVen and the prospect inventory. How does that play into your risk tolerance on the exploration side of the portfolio you have.

Timothy S. Duncan Talos Energy Inc.—Founder, President, CEO & Director

That’s really your question, Jeff. And I don’t know, it doesn’t change risk tolerance per se. We don’t want to suddenly just say, “Hey, look, we’re bigger. Let’s just turn risk on.” I think we’ve always been measured that in — when we were in the middle commodity downturns, we focused all our energy to protecting the credit, doing — converting PUDs to PDP and those are the right things to do.

This basin though shows itself in the benefit of its geology and a bit of it is technology and the benefit of that infrastructure. And that’s why want to drill the Puma West. If you’ve noticed, we talked about in our last deck at 46,000 JV that we put together with Oxy on something we want to drill in the first half of next year. That’s a high-impact project in the Green Canyon area as well.

And so we want to spread our dollars across the entire risk/reward spectrum that this basin has to offer. I don’t think we’re going to allocate any more risk to more high impact than we would development and exploitation. We can allocate potentially a little more dollars per project. And so we have the option to kind of adding more projects or we have the option to adding a little more capital per project. But I think from a risk allocation perspective, we’ll probably keep that the same. So hopefully that makes sense. But I think that’s one of the big benefits.

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

Operator

The next question is a follow-up from Subhasish Chandra with Benchmark Company.

Subhasish Chandra The Benchmark Company, LLC, Research Division—Senior Equity Analyst

Tim, I ask because other packages have recently hit the market as well. But may be a premature question, but what do you think about your ongoing appetite consolidating the golf and ability to do so. Or at some point, would you seek to expand to other basins, I think, as you’ve looked internationally.

Timothy S. Duncan Talos Energy Inc.—Founder, President, CEO & Director

Yes. Subhasish. Well, look, I mean — I’m sorry. Yes, Subhasish. Sorry about that, Subhasish. I’m trying to — Look, man, I mean, today, I’m catching up on e-mails and I’m making sure I call everybody by the right name when they give me a phone call, let’s start there. But look, I mean, we — obviously, we’re always looking at what’s in the market. And we’ve been looking what’s in the market, not only in the Gulf. Look, we’ve been looking within the market, as you know, in a couple of areas in the Atlantic Basin. We’re going to keep doing that.

We’re very familiar with what’s on the market. But we’re not just going to run out and try to do everything there is to do. I think we want to maintain, I think, this discipline of making sure we’re doing it the right way and make sure people look at that and say, “Hey, I want to make sure wherever

Talos goes from here, whether that’s stay put and allocate capital, whether that’s think about another transaction, that they’re going to be a healthier business. It’s not scale for scale sake.

I think it’s scale because scale and diversity, when done the right way, when delivering the right balance sheet, just makes you a better operator and makes you a better counterparties as you think about where the business goes from here.

And look, we’re trying to build something for the long haul. And we’ve said it over and over again, we think that we’re the right second owner and third owner on a lot of these assets. And so that hasn’t changed, and we’re going to be in the market and continue to look at that. But it had been almost 2 years since we announced the transaction. And so sometimes you can announce another one fairly quickly and sometimes it could take another 2 years.

So I wouldn’t preview anything other than the fact that we are always in the market. I think we’re going to try to stay very disciplined I’m proud of the way the team is handling this. They constantly show me ideas. Sometimes there’s frustration when we can’t get there because we have to walk away. But we keep looking and we keep trying and look, it took several rounds on this one. So we know what’s out there, and we’re going to look at it, but I think people can trust that we’re trying to do this the right way.

Operator

Next question comes from Fernando Zavala with Pickering Energy Partners.

Unidentified Analyst -

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

I was wondering if you could share what EnVen’s 2022 capital budget is essentially trying to get to what a normalized pro forma budget could look like next year?

Shannon E. Young Talos Energy Inc. - Executive VP & CFO

Yes. Fair question. So for 2022 full year, it is going to be just about $200 million.

Unidentified Analyst -

Okay. Got you. And then just a quick follow-up. Your reinvestment targets, I mean, I’m assuming there’s no change to the percentage of cash flow reinvestment that you’re trying to do for the Gulf of Mexico business?

Timothy S. Duncan Talos Energy Inc. - Founder, President, CEO & Director

No, I don’t think it changes our approach at all. I think it gives us — this is really about flexibility, and it’s about kind of optionality and things of that nature. It’s about, I think what I talked about on one of the previous answers, maybe Jeff’s question on, hey, you can allocate a little more per project if that’s what makes sense or you can add a couple of additional projects, but still stay within the discipline of what you’re trying to do on a reinvestment rate standpoint.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Tim Duncan, President and CEO, for any closing remarks.

Timothy S. Duncan Talos Energy Inc. - Founder, President, CEO & Director

Okay. Thank you, operator. Look, I appreciate the interest we’re having in the call and certainly the interest that we’re getting over our e-mails again, the team has worked very hard. I’m proud of our employees on how hard they work. We’re looking forward to meeting and integrating the EnVen employees.

And look, let’s not lose sight on the other things happening in the business. The team is working hard on all fronts. We have an exciting rig program ahead of us. We have a lot of milestones we’re trying to achieve in the CCS business. That team is working extremely hard. And I think you have a healthier, better company when this deal gets closed, and we’re excited about that, and we’re excited about where it leads us.

So we look forward to talking to everybody again in the earnings call, and we look forward to getting this closed and where we go from here. So thanks for joining.

Operator

Thank you for attending today’s presentation. You may now disconnect.

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SEPTEMBER 22, 2022 / 1:00PM GMT, Talos Energy Inc Announces Strategic Acquisition of EnVen Energy Corp

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